SadisGoldbergLLP ATTORNEYS AT LAW	551 Fifth Avenue, 21st Floor New York, New York 10176 T: (212) 947-3793 F: (212) 947-3796	50 California Street, Suite 2320 San Francisco, California 94111 T: (415) 490-0561 F: (415) 391-1377

May 13, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Song P. Brandon, Special Counsel

Re:          CPEX Pharmaceuticals, Inc.
Schedule TO-T filed April 22, 2010
Filed by RSR Acquisition Company and Shelter Bay Holdings, LLC
File No. 005-84092

Schedule 13D filed on January 15, 2010, as amended
Filed by Arcadia Opportunity Master Fund, ltd., et al.
File No. 1-33895

Ladies and Gentlemen:

RSR Acquisition Company (“Purchaser”) and Shelter Bay Holdings, LLC (“Shelter Bay”) today filed by EDGAR Amendment No. 1 (“Amendment No. 1”) to their Schedule TO-T (“Schedule TO”) related to the Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.01 per share (“Common Stock”), of CPEX Pharmaceuticals, Inc., a Delaware corporation (“CPEX”), and the associated preferred stock purchase rights for $16.00 per Share.

The following sets forth the Purchaser’s and Shelter Bay’s responses to the comments set forth in your letter dated May 7, 2010.  For your convenience, we have included your comments in the body of this letter and have provided the Company’s responses thereto immediately following each comment.  Page references included in the body of the Purchaser’s and Shelter Bay’s responses are to Amendment No. 1.

Schedule 13D

1.
We note the financing commitment letter from Cowen HealthCare Royalty Partners dated January 22, 2010 in which Cowen agreed to provide financing for Mr. Richard Rofé in connection with his intent to acquire all of the capital stock or assets of CPEX Pharmaceuticals, Inc. It does not appear you disclosed the contents of the letter or filed it as an exhibit to your Schedule 13D or amendments to the Schedule 13D. Please explain why not.  We may have further comments after reviewing your response.

Securities and Exchange Commission
May 13, 2010

In the initial Schedule 13D filed with the Securities and Exchange Commission (“Commission”) on January 7, 2010 (“Initial Schedule 13D”), Mr. Richard S. Rofé disclosed, under Item 4, his then current intention to offer to purchase all of the outstanding shares of CPEX in a contemplated tender offer at a price of $14.00 per share (“Contemplated Tender Offer”).  Mr. Rofé’s intention as of the filing date of the Initial Schedule 13D was to utilize personal funds in the Contemplated Tender Offer.  As noted in Item 4 of the Initial Schedule 13D, the disclosure of Mr. Rofé’s intent was to comply with the requirements of Schedule 13D and was not to be construed as the commencement or announcement of a tender offer or otherwise an offer to purchase or a solicitation of an offer to sell any shares of common stock or any other securities of CPEX.  Mr. Rofé entered into the financing commitment letter with Cowen HeathCare Royalty Partners, LP (“Cowen Commitment Letter”) on January 22, 2010.  As of such date, Mr. Rofé’s intention to utilize his own personal funds had not changed.  Additionally, none of the securities acquired by the reporting person and disclosed in the Initial Schedule 13D were acquired with funds provided by Cowen HeathCare Royalty Partners, LP (“Cowen”).  Accordingly, the reporting persons do not believe that the Cowen Commitment Letter was required to be disclosed under Item 4 of Schedule 13D.

Schedule TO-T
Offer to Purchaser
General

2.
Please tell us what consideration was given to including Arcadia Capital Advisors, Richard Rofé, and Cowen Healthcare as bidders in the Offer. In that regard, we note your disclosure in the document that Mr. Rofé is the “managing member and sole member of Shelter Bay,” and as disclosed in the Schedule 13D/A filed on April 5, 2010 that Mr. Rofé has voting and investment power with respect to securities held by filers of that Schedule 13D/A, including Shelter Bay. We also note that Mr. Rofé will be financing part of the funds to acquire the shares of CPEX Pharmaceutical stock in the Offer. With respect to Cowen Healthcare, we note your disclosure they have provided a financing commitment letter to Mr. Rofé to enable him and his affiliates to purchase a significant portion of shares in the Offer. We also note the disclosure provided in the Financing Commitment Letter dated January 22, 2010 that Cowen will be given a right to designate one person as an “observer to the Company’s Board of Directors.” In addition to the entities referenced above, other persons or entities who control them may also need to be included as bidders in the tender offer. Please refer to the factors discussed in section I1.D.2 of the Current Issues and Rulemaking Projects Outline (November 2000) in your analysis of whether other bidders should be included. To the extent you determine not to add additional bidders, please provide your analysis in your response letter. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. For example, you may need to provide financial statements in accordance with Item 10 of Schedule TO. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Upon consideration of your comment, we have added Mr. Rofé as a bidder in the Offer.  We do not believe that Cowen or Arcadia Capital Advisors, LLC (“Arcadia”) are within the purview of “bidders” under the guidelines cited in your letter.  Cowen is providing financing under customary terms for financings of this nature.  The inclusion of a provision enabling Cowen to appoint a non-voting observer to the CPEX board of directors does not give Cowen any control over CPEX or any of the bidders that is not customary for a lender in financings of this nature.  Arcadia is “controlled by” Mr. Rofé within the meaning of the Securities Exchange Act of 1934, as amended (“1934 Act”),

Securities and Exchange Commission
May 13, 2010

as a result of his position as managing director and a principal of Arcadia.  However, Arcadia does not in turn control Mr. Rofé or any of the bidders.  Arcadia’s only “participation” in the Offer is its agreement to sell its shares of CPEX to the Purchaser pursuant Option Agreement described in the Offer to Purchase (attached as Exhibit (a)(1)(i) to the Schedule TO, “Offer to Purchase”).  As such, we do not believe that Arcadia is a “bidder” within the meaning of that term under the 1934 Act.  By including Mr. Rofé as a bidder in the Offer, we note the requirements of Item 10 of Schedule TO.  As the Offer is a cash offer, we do not believe that Mr. Rofé’s financial statements are material to offerees.  We have included a representation, at page 5 and page 25 of the Offer to Purchase, that Mr. Rofe has liquid net worth in excess of any amount that he may be required to contribute to the Purchaser in addition to amounts committed by Cowen to complete the Offer.  For the reasons set forth in the two preceding sentences, we do not believe that the inclusion of Mr. Rofé as a “Bidder” is material to holders of CPEX shares and therefore do not believe that this revision should require dissemination of revised offer materials or an extension of the offer period.

What are the most significant conditions to the Offer? page 6

3.
We note your disclosure that the Offer is conditioned upon, among other things, “CPEX’s Board of Directors redeeming the associated preferred stock purchase rights or our being satisfied, in our sole discretion, that the rights have been invalidated or are otherwise applicable to the Offer and merger of CPEX . . . .” (Emphasis added). We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied.  In this regard, revise this condition to include a standard of reasonableness in lieu of the term being “satisfactory” to the bidders.

In accordance with the Staff’s comments, we have revised pages 1, 6 and 10 of the Offer to Purchase to replace the word “sole” with the word “reasonable” in the two places where it appears in the list of significant conditions to the Offer.

The Terms of the Offer, page 12

4.
We note your disclosure in the last full paragraph of this section that you are making a request to CPEX for its stockholder list and security position listing for purpose of disseminating the Offer to holders of Shares.” Please revise to update whether you have done so, and whether the Offer documents have been disseminated in accordance with Rule 14d-4(a).

The bidders have received a list of registered stockholders from CPEX pursuant to a request made under Section 220 of the Delaware General Corporation Law. The bidders have mailed the Offer to Purchase, the related Letter of Transmittal and other related documents (“TO Materials”) to each holder appearing on the list of registered stockholders it received from CPEX. In addition, the bidders’ Information Agent has forwarded TO Materials to stockholders not on the list received from CPEX, but who have contacted the Information Agent to inquire about the Offer and who furnished their mailing address information to the Information Agent.  The disclosure at page 13 of the Offer to Purchase has been revised to reflect the foregoing.  Commencement of the Offer, including the material terms thereof, was announced by press release via Globalnewswire in a manner designed to make all holders of CPEX Common Stock aware of the Offer and the procedures they could follow to obtain the TO Materials.  The tender offer documents have not been disseminated in reliance upon Rule 14d-4(a) under the 1934 Act.  We note in this regard the instructions to Rule 14d-4(a) under the 1934 Act.

Securities and Exchange Commission
May 13, 2010

5.	See last comment. In addition, please confirm that the bidders have complied with Rule 14d-4(a) regarding publication of the tender offer.

See the response to Comment 4 above.

Acceptance for Payment and Payment for Shares, page 13

6.
We note your disclosure in the last full paragraph of this section that any tendered Shares not accepted for payment pursuant to the Offer for any reason, untendered or unpurchased Shares will be credited promptly “as practicable.” Please revise as the disclosure does not comport with the Rule 14e-l (c) requirement to “promptly” return the tendered securities.

In accordance with the Staff’s comments, we have revised page 14 of the Offer to Purchase to replace the phrase “as promptly as practicable” with the term “promptly”.

Certain U.S. Federal Income Tax Consequences, page 17

7.	We note the disclosure refers to “certain” of the federal income tax consequences of the tender offer. Please remove that qualifier, as this section should discuss all material tax consequences.

In accordance with the Staff’s comments, we have revised page 17 of the Offer to Purchase to remove the qualifier “certain”, and, in the first sentence of “The Offer – Section 5”, we have replaced the term “certain” with the term “material”.

Certain Information Concerning CPEX, page 20

8.
We note your disclosure incorporating by reference certain CPEX documents and your disclaimer stating that you do not take responsibility for the accuracy or completeness of such CPEX documents. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

The documents in question have been prepared and filed with the Commission by CPEX.  The bidders cannot take responsibility for the accuracy or completeness of these documents.  The bidders are not aware of any rule prohibiting the bidders from making such a disclaimer.

Source and Amount of Funds, page 25

9.
We note your disclosure that the remainder of the funds necessary to pay for the shares purchased in the Offer by the bidders will be provided by Mr. Rofé. Item 1007(a) of Regulation M-A requires that you state the specific sources of the funds. In this regard, please provide the source of funds that will be used by Mr. Rofé. In addition, if such funds are subject to any material conditions, please describe those conditions as well as any alternative financing plans pursuant to Item 1007(b) of Regulation M-A.

Mr. Rofé will use his personal funds to make the required equity contribution to the Purchaser.  Mr. Rofé’s liquid net worth is in excess of the amount required to make up the difference between the aggregate purchase price for all Shares in the Offer (together with all anticipated expenses of the Offer) and the $40 million to be provided pursuant to the Cowen Financing.

Securities and Exchange Commission
May 13, 2010

In accordance with the Staff’s comments, we have revised pages 5 and 25 of the Offer to Purchase.

Dividends and Distributions, page 32

10.
We note your disclosure referring to the possibility that the offer consideration may be adjusted as described in this section. Please revise your disclosure to confirm that any such adjustment will be followed by an extension of the offer, to the extent necessary, in accordance with Rule 14e-1(b).

In accordance with the Staff’s comments, we have revised page 32 of the Offer to Purchase.

Conditions to the Offer, page 32

11.
Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

In accordance with the Staff’s comments, we have revised page 35 of the Offer to Purchase to clarify that our right to waive a material condition or to change the terms of or conditions to the Offer is subject to the Offer remaining open for a prescribed period of time following the waiver of a material condition as required by the rules and regulations of the SEC.

12.
Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform shareholders how you intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Shelter Bay and the Purchaser confirm their understanding that when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, they will inform stockholders how they intend to proceed promptly and will not wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.

Miscellaneous, page 38

13.
The disclosure here states that the Offer is not being made into (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.  As you are aware, Rule 14d-10(a)(1) requires that all holders of Shares be permitted to participate in the Offer. This includes holders of Shares located in jurisdictions outside the United States. While Rule 14d-10(b)(2) permits you to exclude holders of Shares in a U.S. state where the Purchaser is prohibited from making the Offer, the exception is limited. Please revise or advise in your response letter as to your authority for excluding target holders of Shares not encompassed within Rule 14d-1(b)(2).

Securities and Exchange Commission
May 13, 2010

In accordance with the Staff’s comments, we have revised page 38 of the Offer to Purchase to clarify how we intend to comply with the requirements of Rules 14d-10(a)(1) and 14d-10(b)(2) under the 1934 Act.

Closing Comments

Each of the Purchaser and Shelter Bay acknowledges that: (i) each is responsible for the adequacy and accuracy of the disclosure in the Schedule TO; (ii) Staff comments or changes to disclose in response to Staff comments do not foreclose the Commission from taking any action with respect to the Schedule TO; and (iii) each may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*      *      *      *

We hope that the foregoing is responsive to your comments.  If you have any questions with respect to this letter, please feel free to contact either the undersigned at (914) 673-1907 or Micah Nessan at (212) 573-8034.

Thank you in advance for your cooperation in these matters.

Very truly yours,

/s/ John T. O'Connor

John T. O’Connor

Enclosures

cc:           Richard S. Rofé
RSR Acquisition Company